

10035334

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46722

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2009 (MM/DD/YY) AND ENDING 12-31-2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IMS Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10205 Westheimer Suite 500
(No. and Street)

Houston (City) TX (State) 77042 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Gammon 713 266- 2993
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Buffington & Company
(Name – *if individual, state last, first, middle name*)

12012 Wickchester Ln. St 430 Houston TX 77079
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Gammon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IMS Securities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Cheif Financial Officer

Title



NOTARY PUBLIC
MICHAEL J. SPEARS
My Commission Expires
October 29, 2013
STATE OF TEXAS

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IMS SECURITIES, INC.

TABLE OF CONTENTS

PAGE NO.

INDEPENDENT AUDITOR'S REPORT 1

BALANCE SHEET
December 31, 2009 2

STATEMENT OF INCOME
Year Ended December 31, 2009 3

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2009 4

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Year Ended December 31, 2009 5

STATEMENT OF CASH FLOWS
Year Ended December 31, 2009 6

NOTES TO THE FINANCIAL STATEMENTS
December 31,2009 .... 7 - 10

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009 11

BUFFINGTON & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
12012 WICKCHESTER LANE, SUITE 430
HOUSTON, TEXAS 77079
(281) 920-5455 FAX: (281) 920-5456

Independent Auditor's Report

To the Stockholder and Director
IMS Securities, Inc.
Houston, Texas

We have audited the accompanying balance sheet of IMS Securities, Inc. as of December 31, 2009 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17à-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IMS Securities, Inc. As of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule of computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 23, 2010

IMS SECURITIES, INC.
BALANCE SHEET
December 31, 2009

ASSETS

Current Assets		
Cash and cash equivalents	$	87,380
Investments in securities, at market value		32,175
Commissions receivable		159,298
Accounts receivable - brokers		30,048
Total current assets		308,901
TOTAL ASSETS	$	308,901

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Commissions payable and other current liabilities	$	142,324
Total current liabilities		142,324
TOTAL LIABILITIES		142,324
Stockholder's Equity		
Common stock, $.01 par value, 1,000,000 shares authorized, 100,000 shares issued and outstanding		1,000
Additional paid-in capital		24,000
Retained earnings		141,577
TOTAL STOCKHOLDER'S EQUITY		166,577
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	308,901

See accompanying notes to the financial statements.

IMS SECURITIES, INC.
STATEMENT OF INCOME
Year Ended December 31, 2009

Revenue:		
Commissions and fees	$	9,243,549
Interest income		6,570
Gain (loss) on investment securities		(7,300)
Other income		7,089
Total Revenue		9,249,908
Expenses:		
Commissions paid		7,763,915
Management fee		1,377,200
Dues and fees		46,885
Legal costs and professional fees		36,827
Bad debts		17,746
Other expenses		12,441
Total Expenses		9,255,014
Net loss before income taxes		(5,106)
Provision for income taxes-		
Current expense		(1,623)
Deferred expense		-
Total income tax expense		(1,623)
Net loss	$	(6,729)

See accompanying notes to the financial statements.

IMS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2009

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Totals
Balances at:					
January 1, 2009	100,000	$ 1,000	$ 24,000	$ 148,306	$ 173,306
Changes:					
Net loss				(6,729)	(6,729)
Balances at:					
December 31, 2009	100,000	$ 1,000	$ 24,000	$ 141,577	$ 166,577

See accompanying notes to the financial statements.

IMS SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS
Year Ended December 31, 2009

Liabilities subordinated to claims of general creditors:

Balance at January 1, 2009	$ -
Changes during the year ended December 31, 2009	-
Balance at December 31, 2009	$ -

See accompanying notes to the financial statements.

IMS SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2009

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS-

Cash Flows from Operating Activities:		
Net loss	$	(6,729)
Adjustment to reconcile net income to net cash provided by operating activities:		
Change in investment values		6,240
Change in assets and liabilities:		
Decrease in receivables		56,906
Decrease in payables		(55,411)
Net cash provided by operating activities		1,006
Cash Flows from Investing Activities:		
Net cash provided by investing activities		-
Cash Flows from Financing Activities:		
Net cash provided by financing activities		-
Net increase in cash and cash equivalents		1,006
Cash and cash equivalents- Beginning of year		86,374
Cash and cash equivalents- End of year	$	87,380

See Note 2

See accompanying notes to the financial statements.

1. *COMPANY ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES*

Company Activities - The Company is organized as a securities broker/dealer subject to the approval of the National Association of Securities Dealers (NASD). The Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers.

The Company was formed on October 4, 1993, and primarily operates in the geographic area of Houston, Texas.

Revenue Recognition – The Company recognizes commissions and fee revenue and the corresponding commission expense to its brokers when they are earned as the security transactions occur.

Income Taxes - The Company accounts for its income taxes using Statement of Financial Accounting Standards (SFAS) 109, Accounting for Income Taxes, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement basis and income tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The differences relate primarily to the use of the cash basis of accounting for tax reporting in prior years. The Company offsets loss carry forwards against net timing differences in determining deferred tax liabilities.

For the year beginning January 1, 2008, the Company has adopted Financial Accounting Standards Interpretation (FIN) 48, Accounting for Uncertainty in Income Taxes that requires the Company to assess the likelihood, based on their technical merit, that that tax positions taken by the Company would be sustained on examination based on the facts circumstances and information available at the end of each period. The Company recognizes and measures its unrecognized tax benefits and adjusts its measurement when new information is available or when an event occurs that requires a change.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Doubtful accounts – The Company provides an allowance for doubtful accounts receivable. At December 31, 2009, no allowance was considered to be necessary. Bad debts

1. *COMPANY ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES (Continued)*

from losses and uncollectible accounts during the year ended December 31, 2009 totaled $17,746.

Cash and Cash Equivalents - The Company treats all investments with a maturity of three months or less at the date of acquisition as cash equivalents. Cash balances include money market accounts totaling $86,703 that pay interest at rates below 0.1% at December 31, 2009. Included in cash balances are clearing deposits totaling $45,000 that are required to be left on deposit by the Company's clearing organizations.

2. *CASH FLOWS*

There were no non-cash investing and financing activities during the year ended December 31, 2009.

Income taxes totaling $1,623 were paid during the year ended December 31, 2009. No interest was paid during the year ended December 31, 2009.

3. *INVESTMENTS IN SECURITIES AT FAIR VALUES*

At December 31, 2009, the Company owned investment securities as follows:

Description:	Fair Market Value
Securities not traded:	
United Mortgage Trust, 1,960 shares of beneficial interest including reinvested earnings	$ 31,265
Traded Securities:	
Orbcomm, Inc., 104 shares	280
Net REIT	630
Total investments in securities	$32,175

United Mortgage Trust paid dividends to the company totaling $1,407 in 2009 that were reinvested as additional shares in the trust.

The investments in securities are valued at fair values in accordance with Financial Accounting Standards (FAS) 157, Fair Value Measurements which establishes a framework for measuring fair value. The fair value hierarchy establishes three levels of inputs to measure fair value. Level

3. *INVESTMENTS IN SECURITIES AT FAIR VALUES (Continued)*

one inputs are quoted prices in active markets for the identical assets or liabilities. Level two inputs are directly or indirectly observable inputs for the asset or liability, other than quoted prices. Level three inputs are unobservable and rely on management's assumptions about the market's valuation of the asset or liability.

Traded securities are valued at their quoted prices in the open market at December 31, 2009 (Level One).

In the opinion of the Company's management, for investment securities that are not traded in the open market, the stated values of the investment securities approximate their fair market values at December 31, 2009 (Level Three). There was no change in the value during the year ended December 31, 2009.

Investments in securities are classified as available for sale at December 31, 2009.

4. *RECEIVABLES*

Commissions receivable are amounts due from broker-dealers and clearing organizations for transactions that have been executed. They are generally paid within 15 days.

Accounts receivable- brokers consist of amounts paid to or on behalf of licensed brokers who have contracted to work with the Company. The advances are generally repaid through deductions from the brokers' commissions. The amounts include advances against future commissions, payments of license, insurance and other fees, and reimbursable charges in accordance with the Company's agreement with each broker. Reimbursable charges are generally collected by the Company on behalf of a related corporation that provides certain services for the brokers (See Note 6).

5. *INCOME TAXES*

Significant components of the provision for income taxes for the year ended December 31, 2009, are as follows:

Current income tax expense –	
Federal	$ ---
State	1,623
Deferred income tax expense	---
Total income tax expense	$ 1,623

6. *RELATED PARTY TRANSACTIONS*

The Company has executed a management agreement with a corporation that is owned by the Company's stockholder. The Company pays a management fee to the related corporation. In exchange the related corporation pays rent for the Company's office space and reimbursement for operating expenses incurred by the management corporation including salaries for management and all support personnel. Payments under the agreement are based on the Company's revenues, net of certain expenses, as determined by management. For the year ended December 31, 2009, $1,377,200 was incurred and paid as management fees under the agreement.

Additionally, the related corporation has agreements with the Company's brokers to provide office space and errors and omissions insurance and to pay certain expenses for the brokers subject to reimbursement by the brokers. Generally, the Company withholds these reimbursable amounts from the brokers' commissions and submits them to the related corporation. At December 31, 2009, there were no unreimbursed amounts due to the related corporation.

7. *CONTINGENCIES*

There are claims and lawsuits arising against the Company from time to time in the ordinary course of its business. The Company's insurance carrier generally handles all pending claims. In the opinion of management the Company has sufficient insurance coverage to cover the costs of resolving any potential claims.

8. *CREDIT RISK*

The Company is engaged in various brokerage activities in which counter parties primarily include other broker-dealers, banks, insurance companies and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the financial instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

9. *NET CAPITAL*

The Company is exempt from the reserve requirements of Securities and Exchange Commission Rule 15c3-3 in accordance with rule section (k)(2)(ii); all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

IMS SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

COMPUTATION OF NET CAPITAL -		
Total stockholder's equity		$166,577
Total stockholder's equity qualified for net capital		166,577
Add-		
Allowable credits:		
None		
Total capital and allowable subordinated liabilities		166,577
Deductions and/or charges-		
Nonallowable assets:		
Accounts receivable, unsecured	30,048	
Non-Marketable Investments	31,895	
	61,943	(61,943)
Net capital before haircuts on securities positions		104,634
Haircuts on securities:		
Trading and investment securities, other	518	
Undue concentration	---	(518)
Net capital		*$ 104,116*
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT-		
Minimum net capital requirement		$ 9,488
Excess net capital		$ 94,628
Excess net capital at 1000%		$ 89,883
COMPUTATION OF AGGREGATE INDEBTEDNESS-		
Total liabilities		$ 142,325
Total aggregate indebtedness		$ 142,325
Ratio of Aggregate Indebtedness to Net Capital		1.37 to 1

RECONCILIATION WITH THE COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2009)-

Net capital as reported in the Company's Part II (unaudited)	$ 104,116
Net audit adjustments- None	---
Net capital, per above	*$104,116*

See independent auditor's report.

BUFFINGTON & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
12012 WICKCHESTER LANE, SUITE 430
HOUSTON, TEXAS 77079
(281) 920-5455 FAX (281) 920-5456

To the Director
IMS Securities, Inc.
Houston, Texas

In planning and performing our audit of the financial statements of IMS Securities, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Director
IMS Securities, Inc.
Page 2

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 23, 2010

IMS SECURITIES, INC.

ANNUAL AUDITED REPORT

YEAR ENDED DECEMBER 31, 2009

BUFFINGTON & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS